Exhibit 4. 24

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding is entered into on January 19, 2010 between Can-Fite Bio-Pharma Ltd., a biopharmaceutical company incorporated in Israel with principal place of business at 10 Bareket Street, Petach Tikva, Israel (hereinafter referred to as “Can-Fite”), and Morningside Asia Venture (HK) Limited, a company incorporated in Hong Kong, whose registered office is situated at 22/F, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong (“Morningside”).

Can-Fite has been developing the following candidates of new drugs (“New Drugs”) and some other new drugs in the pipeline:

(a)         CF101: a small molecule orally administered drug showing curing effect in a number of Phase I and Phase II clinical studies in patients with Psoriasis, Dry Eye Syndrome and Rheumatoid Arthritis. Phase II clinical studies have been completed for the aforesaid indications and this New Drug is now ready for Phase III clinical studies.

(b)         CF102: a small molecule orally administered drug earmarked for the treatment of hepatocellular carcinoma and hepatitis C viral infection which are currently being tested in two Phase I/II clinical studies.

This MOU confirms the mutual understandings of the previous discussions between the Parties with respect to the formation of a joint venture between the Parties. The Parties have agreed as follows:

1.	Proposed Joint Venture.

1.1	Can-Fite and Morningside agree in principle to establish a joint venture to develop and commercialize certain drug candidates developed by Can-Fite in Greater China (comprising the People’s Republic of China,· Hong Kong, Macau and Taiwan, collectively the “Territories”). Morningside and Can-Fite will make such contributions to the joint venture as more particularly specified below and thereby Morningside will get equity interest in such joint venture as determined in accordance with Clause 1.3 below.

1.2	The principal business of the joint venture will include: arrange, organize and/or conduct clinical studies for the new drugs developed by Can-Fite with a view to eventually obtaining relevant approvals from the State Food and Drug Administration of the PRC (“SFDA”) for any such new drugs; arrange, organize and/or conduct any other business or activities to accomplish the commercialization of such new drugs, including the manufacturing, sale and distribution of such new drugs in the Territories.

1.3	Morningside or an affiliate designated by Morningside will incorporate a limited liability company in Hong Kong or a tax efficient jurisdiction (the “Company”), and the Company will issue to Morningside or its affiliate and Can-Fite such number of new shares (the “New Shares”) as follows:

(a)	for the mutual contribution at formation, Can-Fite and Morningside will be issued 100,000 and 104,100 New Shares respectively, representing 49% and 51% of equity of the Company;

(b)	upon achieving the clinical milestones as described below the Company will issue additional equity to Morningside, as follows:

-	upon submission to SFDA for Investigational New Drug (IND) approval for a new drug, Morningside will be issued additional 45/900 New Shares;

-	upon receipt of SFDA approval to initiate clinical studies in the PRC, Morningside will be issued additional 35,700 New Shares,

-	upon conclusion of the Phase I clinical study in the PRC, Morningside will be issued additional 47,600 New Shares,

-	upon conclusion of the Phase II clinical study in the PRC, Morningside will be issued additional 66,700 New Shares.

(c)          if Morningside is the sole investor in any further equity financing of the Company after the financing hereunder, such further equity financing will be based on the fair market value of the Company to be determined and mutually agreed by Can-Fite and Morningside in good faith, falling such agreement, the fair market value will be determined by the auditors of the Company or an independent professional valuer to be jointly appointed by Can-Fite and Morningside.

2.	Parties’ contributions to the joint venture.

2.1	Can-Fite shall grant to the Company the full commercial right with respect to New Drug CF102 in the Territories on an exclusive basis, Including an exclusive right and license to arrange, organize and conduct clinical studies for, and manufacture, sell and distribute New Drug CF102 in the Territories.

2.2	Morningside shall (i) make available to the Company cash in the total amount of United States Dollars Seven Million Five Hundred Thousand Dollars (US$7,500,000), and (ii) the expertise and the necessary intellectual resources and contacts needed to advance the development of CF102 towards conclusion of Phase II, using its network and experience as stipulated in Section 4.1.

3.	Organization Structure.

The Company will establish the following organization structure:

(a)	the Company shall, directly or through one or more intermediate holding companies, form a wholly owned subsidiary in China (the “Subsidiary”) which will be engaged in conducting or arranging clinical studies for the New Drugs;

(b)	the Company shall have a board of directors initially consisting of 3 directors, one of such directors to be appointed by Can-Fite and two by Morningside; after the issuance of additional New Shares pursuant to Clause 1.3(b), each Party shall have the right to appoint such number of directors In proportion to its shareholding percentage in the Company, provided however that so long as Can-Fite’s equity in the Company remains over 5%, Can-Fite shall have the right to appoint one director of the Company;

(c)	the Company shall form a drug development steering committee which will include Can-Fite designees.

4.	Further covenants of the Parties.

4.1	Morningside shall make use of its established network and experience in dealing with the central and local governments, regulatory authorities, academia and industry in the PRC, including SFDA, Ministry of Health, leading hospitals, top universities and pharmaceutical companies, and so on, to assist the Company in carrying out its business and achieving the corporate objectives.

4.2	Can-Fite shall grant to the Company the right of first offer for the full commercial right, including an exclusive license, in the Territories with respect to New Drug CF101 and its other new drugs in the pipeline, to the extent possible taking into consideration Can-Fite’s activities to out-license New Drug CF101 to a global partner. When the Company exercises such right of first offer, Can-Fite will conduct good faith negotiations with the Company within a time-frame of three months.

4.3	Can-Fite shall provide the Company with all relevant scientific, development and regulatory information and materials, and ongoing scientific and development support, in order to enable the Company to directly apply for IND with SFDA and to carry out the clinical studies for the New Drug CF102 in the Territories. A list of such information and materials is attached hereto as Appendix A.

5.	Due Diligence.

Morningside will conduct a due diligence review of the current status of the development of the New Drugs prior to Closing. Can-Fite agrees to co-operate with Morningside to ensure that Morningside’s due diligence exercise can be conducted effectively and in a timely manner.

6.	Closing.

The closing of the issue of New Shares to the Parties (“sing”) is expected to occur on or before March 31, 2010, unless subsequently agreed in writing by the Parties.

7.	Use of Proceeds.

The Company will use its funds raised hereunder to carry out and complete Phase II clinical studies for New Drug CF102, and other pipeline new drugs if permitted, in the PRC in compliance with the requirements of SFDA and as working capital.

8.	Results of Clinical Studies.

Can-Fite shall have full access to all clinical and pre-clinical data generated by the Company for any of the New Drugs which the Company has been granted the right to carry out or arrange clinical studies and shall be entitled to use such data, without restriction, for all purposes outside the Territories, provided that such use of data by Can-Fite will not prejudice the operation and interest of the Company in relation to the New Drugs in the Territories.

9.	Pre-emptive Right.

Before successful commercialization of New Drug CF102 in the Territories Can-Fite shall not sell or transfer or otherwise dispose of any of its share or equity interest in the Company to a third party without the prior written consent of Morningside.

Without prejudice to the foregoing, Can-Fite shall first grant to Morningside a right of first refusal to purchase from Can-Fite the shares in the Company that Can-Fite intends to sell, transfer or dispose of on substantially the same terms as those offered by the third party.

10.	Definitive Agreements.

10.1	The transactions herein contemplated shall be set forth in the following definitive agreements (“Agreements”), each in form and substance satisfactory to the Parties in good faith:

(a)	Share Subscription Agreement;
(b)	Shareholders’ Agreement;
(c)	Assignment of Exclusive Right Agreement with respect to New Drug CF102; and
(d)	Other agreements as may be reasonably required by Morningside and/or Can-Fite to be introduced for its long term operation of the Company or as are otherwise advised by the legal advisors of the Parties, such as trademark license from Can-Fite.

10.2	The rights and obligations of the Parties in relation to the Company shall be determined in accordance with the Agreements to be entered into between Can-Fite and Morningside, as well as the Articles of Association of the Company in force from time to time, and the other related agreements referred to in this MOU as executed by their duly authorized representatives.

11.	Confidentiality.

Neither Party will disclose to any third party (other than to its respective holding companies and affiliates with a need to know and to its professional advisors) any non-public and/or confidential information that it may acquire from or about the other, including without limitation the research and development on science and products, businesses or investments of the other Party, and the terms and conditions of this MOU, unless the prior written consent of the other party has been obtained or unless required by law or any relevant securities exchange.

12.	Miscellaneous.

12.1	Each Party shall bear its own costs and expenses in connection with this MOU and the Agreements, and the transactions contemplated thereby, Including all fees and expenses of its advisors.

12.2	This MOU may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

12.3	No Party may assign this MOU or its rights or obligations hereunder to any other person without the prior written consent of the other Party.

12.4	The Parties agree that as this MOU is legally binding and only subject to the execution and delivery of the appropriate definitive agreements by the Parties, and the Company after its incorporation (which definitive agreements shall be concluded by the Parties in good faith based on and in accordance with the terms and conditions set forth herein).

12.5	The Parties agree with each other that it (or its affiliates) will not enter into, continue or encourage any discussions similar in scope and geographical coverage to the business arrangements or activities contemplated herein with any third party for a period of ninety (90) days from the signing of this MOU.

12.6	This MOU shall become effective on the date of its execution by both Parties hereto and shall continue until the Agreements are signed.

12.7	This MOU shall be governed by and construed In accordance with the laws of England. The Parties agree to submit to the non-exclusive jurisdiction of the courts of England for any matters or disputes arising or with respect to this MOU.

For and on behalf of	For and on behalf of
Can-Fite Bio-Pharma Ltd.	Morningside Asia Venture (HK) Ltd.

/s/ Pnina Fishman, Ilan Cohn	/s/ Raymond Tang
By:	By:
Name: Pnina Fishman, Ilan Cohn	Name:	Raymond Tang
Title: CEO, Vice Chairman	Title:	Director

Appendix A

Required Information and materials for IND application in PRC

(The list below is not intended to be exhaustive and may be modified and/or supplemented.)

1.	Chemical/Pharmaceutical data

1)	Summary of Pharmaceutical Study.
2)	Research information and relevant literature of the production process of the drug substance, research information and relevant literature of formula and process of the preparations.
3)	Study information and relevant literature for the chemical structure and components determination.
4)	Study Information and literature for quality specification.
5)	Draft of quality specification and notes, and providing reference standard.
6)	Certificate of analysis.
7)	The source of excipient and quality specification.
8)	Stability study and relevant literature.
9)	Selection basis and quality specification of immediate packing material and container.

2.	Pharmacology and toxicology study information

10)	Summary of pharmacology and toxicology study.
11)	Primary pharmacodynamics study and literature.
12)	General Pharmacology study and literature.
13)	Acute/single dose toxicity study and literature.
14)	Repeated dose toxicity study and literature.
15)	Special safety study and literature of hypersensitive (topical, systemic and photo-toxicity), hemolytic and topical irritative (blood vessel, skin, mucous membrane, and muscle) reaction related to topical and systemic use of the drugs.
16)	Compound formula analysis.
17)	Study and literature of mutagencity test.
18)	Study and literature of reproductive toxicity.
19)	Study and literature of carcinogenicity test.
20)	Study and literature of drug dependence test.
21)	Animal Pharmacokinetics Study data.

3.	Clinical Study Information

22)	summary of global clinical study Information.
23)	Clinical study protocol.
24)	Investigator’s Brochure.
25)	Draft of Informed Consent Form, approval of the Ethics Committee.
26)	Clinical study report.

4.	General Information

27)	Name of the drugs, including general and chemical name, molecular structure, molecular weight and molecular formula etc.
28)	Certified Documents related to the manufacturer, research lab and all the correspondences with USFDA.
29)	Rational for development Including a summary of its competitors and latest literature.
30)	Summary of main study work, which should include safety, efficacy and quality control.
31)	Packaging insert, packaging and labelling.
32)	Related patents.

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